August 6, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Mark A. Cowan

Re:	Post-Effective Amendment No. 5 to Registration Statement on Form N-1A of MML Series Investment Fund II (the “Trust”) (File Nos. 333-122804 and 811-21714)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust and the Trust’s principal underwriter hereby request acceleration of the effective date for Post-Effective Amendment No. 5 to the Trust’s Registration Statement on Form N-1A, referenced above, so that it will become effective at 12:01 a.m. Eastern time on Friday, August 15, 2008, or as soon as possible thereafter.

Please direct any questions concerning this request for accelerated effectiveness to Jill Nareau Robert at (413) 744-6602.

Very truly yours, MML SERIES INVESTMENT FUND II

By: /s/ Jill Nareau Robert
Name: Jill Nareau Robert Title: Assistant Clerk

MML Distributors, LLC

By: /s/ Peter Lahaie
Name: Peter Lahaie Title: Vice President, CFO and Treasurer